Room 4561

September 7, 2006

Mr. Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

      Re: **Electronics for Imaging, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006
              Form 8-K Filed April 20, 2006
              Form 8-K Filed July 19, 2006
              File no. 000-18805

Dear Mr. Gecht:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief